As filed with the Securities and Exchange Commission on November 8, 2010
 Registration No. [ ] -

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________
FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For American Depositary Shares Evidenced by American Depositary Receipts
_______________________
China Xiniya Fashion Limited
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer's name into English)
Cayman Islands
(Jurisdiction of incorporation or organization of issuer)
DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)
60 Wall Street
New York, N.Y. 10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
______________________
Corporation Service Company
1180 Avenue of the Americas, Suite 210
New York, NY 10036
(1800) 927-9801

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Alan Seem, Esq. Shearman & Sterling LLP 12th Floor East Tower, Twin Towers B-12 Jianguomenwai Dajie Beijing 100022, People’s Republic of China (86-10) 5922 8000	Francis Fitzherbert-Brockholes White & Case LLP 5 Old Broad Street London EC2N 1DW United Kingdom T: + 44 20 7532 1400

It is proposed that this filing become effective under Rule 466
[  ] immediately upon filing
[  ] on (Date) at (Time)
If a separate registration statement has been filed to register the deposited shares, check the following box.  [X]

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing four ordinary shares, par value $0.00005 each, of China Xiniya Fashion Limited	100,000,000 American Depositary Shares	$0.05	$5,000,000	$356.50
1	For the purpose of this table only the term “unit” is defined as one American Depositary Share.
2
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the United States Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

This registration statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.                                           Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus

1. Name and address of depositary	Face of American Depositary Receipt, introductory paragraph

2. Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top center

Terms of Deposit:

(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of American Depositary Receipt, upper right corner

(ii) The procedure for voting, if any, the deposited securities	Article 15

(iii) The procedure for collection and distribution of dividends	Articles 2, 4, 8, 9, 13 and 21

(iv) The procedure for transmission of notices, reports and proxy soliciting material	Articles 12, 14, 15 and 21

(v) The procedure for sale or exercise of rights	Articles 2, 6, 9, 13 and 21

(vi) The procedure for deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles 3, 4, 6, 8, 9, 13 and 16

(vii) The procedure for amendment, extension or termination of the deposit agreement	Articles 20 and 21

(viii) The procedure for rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article 12

(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles 2, 4, 6, 8 and 22

(x) Limitation upon the liability of the depositary	Article 10, 17 and 18

3. Fees and charges of holders	Article 9

Item - 2.                                           Available Information

Public Reports furnished by issuer	Article 12

China Xiniya Fashion Limited is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and, accordingly, files certain reports with the United States Securities and Exchange Commission (the “Commission”).  These reports can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington D.C. 20549 and at the principal executive office of the Depositary.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.                                           Exhibits

(a)
Form of Deposit Agreement among China Xiniya Fashion Limited (the “Company”), Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (the “Deposit Agreement”), including the form of American Depositary Receipt. - Filed herewith as Exhibit (a).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented thereby. - Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - Not Applicable.

(d)	Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities being registered. - Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. - Not Applicable.

(f)	Powers of attorney for certain officers and directors of the Company. Set forth on the signature pages hereto.

Item - 4.	Undertakings

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both received by the Depositary as the holder of the deposited securities and made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Deutsche Bank Trust Company Americas certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York, on November 8,  2010.

Legal entity created by the form of Deposit Agreement for the issuance of American Depositary Receipts for ordinary shares, par value $0.00005 per share, of China Xiniya Fashion Limited.

DEUTSCHE BANK TRUST COMPANY AMERICAS, AS DEPOSITARY

By:	/s/ Christopher Konopelko
Name:	Christopher Konopelko
Title:	Vice President

By:	/s/ Michael Curran
Name:	Michael Curran
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, China Xiniya Fashion Limited certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-6 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Jinjiang, Fujian Province, People’s Republic of China, on November 8, 2010.

CHINA XINIYA FASHION LIMITED

By: /s/ Qiming Xu
Name:	Qiming Xu
Title:	Chairman and Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned directors and officers of China Xiniya Fashion Limited hereby severally constitute and appoint Qiming Xu and Chee Jiong Ng, and each of them, his/her true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this registration statement, and any subsequent registration statements pursuant to Rule 462 of the United States Securities Act of 1933, as amended, and to file or cause to be filed the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the United States Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Qiming Xu	Chairman and Chief Executive Officer (principal executive officer)	November 8, 2010
Qiming Xu
/s/ Kangkai Zeng	Director and Chief Operating Officer	November 8, 2010
Kangkai Zeng
/s/ Chee Jiong Ng	Chief Financial Officer (principal financial and accounting officer)	November 8, 2010
Chee Jiong Ng

Signature of Authorized Representative in the United States

Pursuant to the United States Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States for China Xiniya Fashion Limited, has signed this registration statement and any amendment thereto in Newark, Delaware, on the 8th day of November, 2010.

/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
on behalf of Puglisi & Associates
Title:	Managing Director

INDEX TO EXHIBITS

Exhibit Number	Exhibit
(a)	Form of Deposit Agreement.
(d)	Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities being registered.